Mobix Labs, Inc.

1 Venture, Suite 220

Irvine, California 92618

August 7, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Sarah Sidwell

Re:	Mobix Labs, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-287493

Dear Ms. Sidwell:

Mobix Labs, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 9:00 a.m. Eastern Time on August 11, 2025, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Laurie Green of Greenberg Traurig, P.A., at (954) 768-8232 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

Mobix Labs, Inc.

By:	/s/ Keyvan Samini
Name:	Keyvan Samini
Title:	President, Chief Financial Officer and Secretary

cc:	Laurie L. Green, Esq.
Greenberg Traurig, P.A.